EXHIBIT 12.1

            Calculation of Ratio of Earnings to Fixed Charges and of
               Ratio of Earnings to Fixed Charges plus Dividends

                                           Six Months Ended                             Twelve Months Ended
                                              June 30,                                      December 31,
                                                2000                1999             1998            1997        1996       1995
------------------------------------------------------------------------------------------------------------------------------------
Fixed Charges=interest+interest in rent         11,535             22,213           18,305          13,854       2,437         20
Fixed Charges+Dividends=interest+dividends
  +interest in rent                             13,828             26,722           19,180          14,729       2,843        637
Interest in rent payments=30% of rent              108                110               98              66          43         18
Earnings=Earnings for common+extraordinary
  loss+taxes+fixed charges                      19,592             15,385          (42,445)          9,078       3,258       (948)
Earnings for Preferred Stock test=NIBT+
  mi-equity in subsidiary profits+fixed
  charges                                       19,323             15,574          (42,292)         10,475       3,258       (948)
Ratio of earnings to fixed charges                1.42               0.58            (2.21)           0.62        1.15      (1.49)
Ratio of fixed charges
  +dividends to earnings                          0.72               1.72            (0.45)           1.41        0.87      (0.67)
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